EXHIBIT (a)(1)(E)
To:
From: Leap Stock Option Administration
Date:
Subject: Receipt of Option Exchange Election
Thank you for visiting the Option Exchange website and submitting your election for the Option Exchange program. Your election has been received. To view and print a copy of your confirmation statement for your election, log into the Option Exchange website (https://www.leapstockoptionexchange.com) and click “View my confirmation statement” under the “Make My Election” heading.
If you would like to change your election, please log into the website and click “Change my election” under the “Make My Election” heading. You may visit the website and change your election as many times as you wish until the expiration of the Offer, currently scheduled for 4:00 p.m. PT on Wednesday, September 14, 2011.
If you have any questions, please send an email to optionexchange@cricketcommunications.com or call the Stock Administration Department at (858) 882-9035. We urge you to read the Offer to Exchange and other offer documents governing the Option Exchange, which are available on the Option Exchange website.